Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 2, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Idaho Gov. Brad Little said he was proud to help highlight our Advanced Research and Test Reactor project with Idaho State University as an example of the state’s ability to build the energy, technology, components, and skilled workforce needed for the nation’s growing nuclear industry.

We’re proud to be part of that effort alongside ISU, Idaho National Laboratory, and other organizations working to build on Idaho’s long history of nuclear leadership and prepare the next generation of nuclear engineers and workers.

Read more about Gov. Little’s remarks and the project: <Link to news article>

NuCube X Post:

Idaho @GovernorLittle said he was proud to help highlight our Advanced Research and Test Reactor project with @IdahoStateU as an example of the state’s ability to build the energy, technology, and skilled workforce needed for nuclear industry.

Read more: <Link to news article>